Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. Dollars)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8-23

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the Three Months Ended June 30, 2025 and 2024

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. for the interim periods ended June 30, 2025 and 2024, have been prepared in accordance with accounting principles generally accepted in the United States of America and are the responsibility of the Company's management.

The Company's independent auditors, Davidson & Company LLP, have not performed a review of these interim condensed consolidated financial statements.

July 31, 2025

C21 INVESTMENTS INC.

Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. dollars)

	June 30, 2025	March 31, 2025
	$	$
ASSETS
Current assets
Cash	2,655,208	2,625,461
Receivables	277,814	176,695
Inventory	4,163,477	4,051,425
Prepaid expenses and deposits	477,628	645,809
Note receivable - current portion	31,486	-
Assets classified as held for sale	3,150	4,725
	7,608,763	7,504,115
Non-current assets
Property and equipment	2,552,269	2,665,600
Right-of-use assets	9,237,748	9,393,282
Intangible assets	7,676,544	8,092,663
Goodwill	28,541,323	28,541,323
Note receivable	778,966	802,766
Total assets	56,395,613	56,999,749

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,541,590	2,148,153
Convertible promissory notes	1,156,259	1,156,259
Convertible debentures - current portion	1,104,829	977,817
Income taxes payable	2,142,540	2,833,991
Deferred revenue	327,390	309,892
Lease liabilities - current portion	555,838	530,931
	7,828,446	7,957,043
Non-current liabilities
Convertible debentures	442,402	710,367
Lease liabilities	9,621,827	9,771,124
Uncertain tax position	10,539,748	9,822,797
Derivative liability	29,319	27,824
Deferred tax liability	34,817	34,817
Total liabilities	28,496,559	28,323,972

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 117,812,314 and 117,996,814 shares issued and outstanding as of June 30, 2025 and March 31, 2025, respectively	107,072,437	107,006,777
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,221,761)	(2,138,198)
Deficit	(77,579,763)	(76,820,943)
Total shareholders' equity	27,899,054	28,675,777
Total liabilities and shareholders' equity	56,395,613	56,999,749

Commitments (Note 19)

Contingencies (Note 22)

Subsequent event (Note 25)

Approved and authorized for issue on behalf of the Board of Directors:
/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. dollars, except number of shares)

	Three months ended June 30,
	2025	2024
	$	$

Revenue	8,553,373	6,596,009
Cost of sales	5,569,382	4,565,310
Gross profit	2,983,991	2,030,699

Selling, general and administrative expenses	2,776,578	2,870,955

Income (loss) from operations	207,413	(840,256)

Accretion expense	(118,458)	(83,889)
Loss on disposal of assets	-	(32,496)
Interest expense	(62,140)	(52,863)
Other income (loss)	41,726	(9,244)
Net income (loss) from continuing operations before income tax expense	68,541	(1,018,748)
Income tax expense	(825,500)	(367,700)
Net loss from continuing operations after income tax expense	(756,959)	(1,386,448)

Net loss from discontinued operations after income tax expense	(1,861)	(25,724)

Net loss	(758,820)	(1,412,172)

Other comprehensive income (loss):
Cumulative translation adjustment	(83,563)	11,027
Comprehensive loss	(842,383)	(1,401,145)

Basic and diluted loss per share from continuing operations	(0.01)	(0.01)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.00)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of common shares outstanding - basic	117,882,484	120,047,814
Weighted average number of common shares outstanding - diluted	118,675,577	120,840,907

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock and reserves	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	966,028
Share-based compensation	-	422,218	-	-	-	422,218
Net loss and comprehensive income for the period	-	-	-	11,027	(1,412,172)	(1,401,145)
Balance, June 30, 2024	120,047,814	106,856,166	628,141	(2,260,221)	(74,263,573)	30,960,513
Share-based compensation		427,341	-	-	-	427,341
Repurchase and cancellation of shares	(2,051,000)	(276,730)	-	-	-	(276,730)
Net loss and comprehensive income for the period	-	-	-	122,023	(2,557,370)	(2,435,347)
Balance, March 31, 2025	117,996,814	107,006,777	628,141	(2,138,198)	(76,820,943)	28,675,777
Share-based compensation	-	93,945	-	-	-	93,945
Repurchase and cancellation of shares	(184,500)	(28,285)	-	-	-	(28,285)
Net loss and comprehensive loss for the period	-	-	-	(83,563)	(758,820)	(842,383)
Balance, June 30, 2025	117,812,314	107,072,437	628,141	(2,221,761)	(77,579,763)	27,899,054

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Three months ended June 30,
	2025	2024
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(756,959)	(1,386,448)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	118,458	83,889
Interest and accretion income included in other income	(16,186)	-
Amortization of right-of-use assets	169,834	125,575
Depreciation and amortization	445,616	379,522
Share-based compensation	93,945	422,218
Loss on disposal of assets	-	32,496
Interest expense	62,140	52,863
Changes in operating assets and liabilities:
Receivables	(101,119)	1,937
Inventory	9,111	(310,173)
Prepaid expenses and deposits	168,181	102,535
Accounts payable and accrued liabilities	396,007	805,415
Income taxes payable	(691,451)	367,700
Uncertain tax position	716,951	-
Deferred revenue	17,498	1,826
Lease liabilities	(138,690)	(90,877)
Cash provided by operating activities of continuing operations	493,336	588,478
Cash used in operating activities of discontinued operations	(2,855)	(27,477)

INVESTING ACTIVITIES
Purchases of property and equipment	(37,329)	(169,660)
Proceeds from termination of sales-type lease and disposal of licenses	-	1,500
Purchases of intangible assets	-	(3,413,647)
Cash used in investing activities of continuing operations	(37,329)	(3,581,807)
Cash provided by investing activities of discontinued operations	-	-

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	-	2,920,562
Interest payments received on note receivable	8,500	-
Principal repayments on convertible debentures	(346,803)	-
Interest paid in cash	(62,140)	(52,863)
Repurchase and cancellation of shares	(28,285)	-
Cash (used in) provided by financing activities of continuing operations	(428,728)	2,867,699
Cash used in financing activities of discontinued operations	-	(11,387)

Effect of foreign exchange on cash	5,323	11,433
Change in cash during the period	29,747	(153,061)
Cash, beginning of period	2,625,461	3,260,568
Cash, end of period	2,655,208	3,107,507

Supplemental disclosure of cash flow information:
Income tax paid in cash	800,000	-
Interest payments received on note receivable	8,500	-
Interest paid in cash	62,140	52,863

The accompanying notes are an integral part of these consolidated financial statements.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at June 30, 2025, the Company had a working capital deficiency of $219,683 (March 31, 2025 - $452,928) and an accumulated deficit of $77,579,763 (March 31, 2025 - $76,820,943). During the three months ended June 30, 2025, the Company generated $493,336 of cash from operating activities (2024 - $588,478).

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements for the three months ended June 30, 2025 and 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at June 30, 2025 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC ("EFF") (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

3. ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 3 to the consolidated financial statements for the year ended March 31, 2025, the two months ended March 31, 2024, and the year ended January 31, 2024. There have been no material changes to the Company's significant accounting policies other than that described below:

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvements to Income Tax Disclosures, requiring entities to disclose more detailed information about income tax expense (benefit), significant components of income tax expense (benefit), separate disclosure of income tax expense (benefit) for domestic and foreign jurisdictions and by major jurisdictions. The Company adopted ASU 2023-09 as of April 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial statements and disclosures.

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The Company adopted ASU 2023-07 as of April 1, 2024. This update enhances the disclosure requirements for reportable segments, including significant segment expenses and interim period disclosures. The Company have disclosed the title and position of our Chief Operating Decision Maker (CODM) to provide clarity on who is responsible for making operating decisions. These disclosures aim to enhance transparency and provide more decision-useful information to investors and other stakeholders.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

3. ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements not yet effective

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03 ("ASU 2024-03"), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): update required disclosure of specified information about certain costs and expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026. The Company has not early adopted this standard. The Company is currently evaluating the impact of the adoption of this amendment.

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consist of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

a) Sales-type lease and disposal of licenses

In January 2022, the Company entered into a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment were not derecognized, and payments received are recorded as a deposit liability until such time that collectability becomes probable.

During the year ended January 31, 2024, the Company executed a settlement agreement to terminate its lease-to-own arrangement. Prior to the settlement, the Company had collected a cumulative $100,000 related to the lease-to-own arrangement, recorded as a deposit liability. Under the settlement agreement, the Company transferred certain licenses with a carrying value of $32,250 in exchange for $400,000, which was paid by the lessee. The Company retained the cumulative $100,000 in lease-to-own payments collected to date. As a result, the Company recognized a gain on the termination of the sales-type lease of $467,750.

Additionally, the Company sold three licenses in Bend, Oregon, with a carrying value of $39,206, to the same lessee. The titles of these licenses were fully transferred. The Company derecognized the related intangible assets and the $75,000 deposit liability, resulting in a gain on the disposal of licenses of $35,794.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

b) Oregon reporting unit

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprised the assets of multiple components in distinct geographic locations, management completed the sale on a piecemeal basis. By March 31, 2024, the Company's remaining assets and liabilities held for sale consisted of a building and associated mortgage. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089. As such, net loss from discontinued operations for the three months ended June 30, 2025 contains no activity related to the mortgage. For the three months ended June 30, 2024, interest expense on the mortgage was $4,387 and repayments totaled $11,388.

On March 28, 2025, the Company completed the sale of the building for total consideration of $1,255,485. The building had been classified as held for sale and included in discontinued operations since 2022, and, accordingly, no depreciation had been recorded since that time. At the date of sale, the carrying value of the building was $1,139,517. The sale consideration included cash receipt of $331,936 and a promissory note with a face value of $850,000, bearing interest at a fixed annual rate of 4%, maturing 18 months from the date of issuance (Note 8). The note was initially recognized at its present value of $802,766, based on a market discount rate of 8%. The Company incurred transfer fees of $68,065 in connection with the sale. The transaction resulted in a gain on sale of $63,250, which was recognized within income from discontinued operations for the year ended March 31, 2025.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	June 30, 2025	March 31, 2025
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	3,150	4,725
Total assets classified as held for sale	3,150	4,725

A summary of the Company's net loss from discontinued operations for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Expenses
Selling, general and administrative expenses	1,861	21,337
Other expenses	-	4,387
Net loss from discontinued operations before income tax expense	(1,861)	(25,724)
Income tax expense	-	-
Net loss from discontinued operations after income tax expense	(1,861)	(25,724)

A summary of the Company's cash flows from discontinued operations for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Net cash used in operating activities of discontinued operations	(2,855)	(27,477)
Net cash provided by investing activities of discontinued operations	-	-
Net cash used in financing activities of discontinued operations	-	(11,387)

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	June 30, 2025	March 31, 2025
	$	$
Taxes receivable	54,154	51,868
Trade receivables	223,660	124,827
	277,814	176,695

There was no provision for expected credit losses on trade receivables as at June 30, 2025 and March 31, 2025.

7. INVENTORY

A summary of the Company's inventory is as follows:

	June 30, 2025	March 31, 2025
	$	$
Finished goods	2,376,950	2,227,294
Work in process	1,596,972	1,558,428
Raw materials	189,555	265,703
	4,163,477	4,051,425

8. NOTE RECEIVABLE

The Company has a note receivable that was issued in connection with the sale of a held-for-sale building (Note 5). The note receivable has a principal balance of $850,000 and bears interest at a fixed rate of 4% per annum payable by the holder monthly. The principal is due at maturity on September 30, 2026. On initial recognition, the note receivable was recorded at fair value of $802,766, reflecting a market interest rate of 8% per annum.

The Company evaluates the collectability of the note receivable based on the borrower's financial condition and compliance with the note terms.

A summary of the Company's note receivable is as follows:

$
Balance, March 31, 2025	802,766
Interest income	8,500
Accretion income	7,686
Interest payments received	(8,500)
Balance, June 30, 2025	810,452

Current portion	31,486
Non-current portion	778,966

During the three months ended June 30, 2025, the Company earned interest income of $8,500 (2024 - $nil), accretion income of $7,686 (2024 - $nil) and received interest payments of $8,500 (2024 - $nil).

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

9. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	June 30, 2025	March 31, 2025
	$	$
Leasehold improvements	2,205,250	2,194,128
Furniture and fixtures	369,206	367,024
Computer equipment	6,659	6,659
Machinery and equipment	2,333,714	2,309,689
	4,914,829	4,877,500
Less: Accumulated depreciation	(2,362,560)	(2,211,900)
	2,552,269	2,665,600

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the three months ended June 30, 2025 was $150,662 (2024 - $144,422). During the three months ended June 30, 2025, $118,890 (2024 - $121,846) of total depreciation was allocated to inventory.

During the year ended March 31, 2025, the Company disposed of equipment with total cost of $375,363 and accumulated depreciation of $328,417, receiving $6,278 in cash and land with total cost of $500,000 for cash of $360,951 and incurred transfer fees of $24,025. As a result, during the year ended March 31, 2025, the Company recorded a loss on disposal of assets of $155,692 (two months ended March 31, 2024 - $nil and year ended January 31, 2024 - $11,655).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the year ended March 31, 2025, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 14).

10. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	June 30, 2025	March 31, 2025
	$	$
Licenses	15,423,921	15,423,921
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,609,168	17,609,168
Less: accumulated amortization	(9,932,624)	(9,516,505)
	7,676,544	8,092,663

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired two licenses with total fair value of $3,413,647 and estimated useful life of 10 years.

During the three months ended June 30, 2025, the Company recognized amortization expense on intangible assets of $416,117 (2024 - $359,219). Of the total amortization expense, $2,273 (2024 - $2,273) was allocated to inventory.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

10. INTANGIBLE ASSETS AND GOODWILL (continued)

b) Goodwill

For the three months ended June 30, 2025, the Company had goodwill of $28,541,323 (March 31, 2025 - $28,541,323), which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the three months ended June 30, 2025.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	June 30, 2025	March 31, 2025
	$	$
Accounts payable	1,049,269	1,049,610
Accrued liabilities	879,821	486,043
EFF settlement accrual (Note 22)	612,500	612,500
	2,541,590	2,148,153

12. CONVERTIBLE PROMISSORY NOTES

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes accrued interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021.The convertible promissory notes were convertible at $1.00 per common share. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes were exercisable in US$ while the functional currency of the Company is Canadian dollars. On June 13, 2021, the conversion feature expired and as a result the fair value of the conversion feature is $nil. The Company is engaged in an ongoing dispute with the vendors over repayment (Note 22) and has continued to record the convertible promissory notes at $1,156,259 as of June 30, 2025 and March 31, 2025.

13. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2025	1,688,184
Accretion	118,458
Interest expense	62,140
Repayment	(408,943)
Effect of foreign exchange	87,392
Balance, June 30, 2025	1,547,231

Current portion	1,104,829
Non-current portion	442,402

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

14. LEASE LIABILITIES

The Company's leases consist of land and buildings used in cultivation, processing, warehousing, and dispensary of its products. All leases were classified as operating leases in accordance with ASC 842 Leases. A summary of the Company's active leases under contract as at June 30, 2025 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	7.43	Operating lease
Silver State Relief LLC (Sparks)	Land and building	11.43	Operating lease
Silver State Relief LLC (Fernley)	Land and building	11.43	Operating lease
Silver State Relief LLC (Reno)	Land and building	9.01	Operating lease

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the year ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the three months ended June 30, 2025, the Company incurred operating lease costs of $411,697 (2024 - $362,517). Of these amounts, during the three months ended June 30, 2025 - $203,092 were allocated to inventory (2024 - $203,092).

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	June 30, 2025	March 31, 2025
Weighted average discount rate	10.00%	10.00%
Weighted average remaining lease term (years)	9.36	9.60

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at June 30, 2025 is as follows:

Year ending March 31,	$
2026	1,155,649
2027	1,582,287
2028	1,629,756
2029	1,678,649
2030	1,729,008
Thereafter	8,361,370
Total undiscounted lease liabilities	16,136,718
Effects of discounting	(5,959,052)
Total present value of minimum lease payments	10,177,665
Current portion of lease liability	555,838
Lease liabilities	9,621,827

As at June 30, 2025, the Company had total undiscounted lease liabilities of $16,136,719 (March 31, 2025 - $16,517,271) pertaining to lease liabilities.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

15. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, March 31, 2024	84,871
Gain on change in fair value of derivative liability	(52,257)
Effect of foreign exchange	(4,790)
Balance, March 31, 2025	27,824
Effect of foreign exchange	1,495
Balance, June 30, 2025	29,319

Upon the May 24, 2019 acquisition of Swell Companies Limited, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at June 30, 2025 and March 31, 2025 the total number of remaining earn out shares is 1,207,200.

16. SHARE CAPITAL

Share capital consists of one class of fully paid common shares with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, March 31, 2024	120,047,814	105,467,920
Warrants issued in private placement	-	966,028
Share-based compensation	-	849,559
Cancellation of shares	(2,051,000)	(276,730)
Balance, March 31, 2025	117,996,814	107,006,777
Share-based compensation	-	93,945
Cancellation of shares	(184,500)	(28,285)
Balance, June 30, 2025	117,812,314	107,072,437

During the three months ended June 30, 2025, the Company repurchased and cancelled 184,500 common shares for $28,285 (CAD $37,119). During the year ended March 31, 2025, the Company repurchased and cancelled 2,051,000 common shares for $256,375 (CAD $363,181)).

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at June 30, 2025 and March 31, 2025, shares issued pursuant to this commitment total 1,184,407 shares.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL (continued)

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	1.35
Expired	(1,200,000)	1.50	-
Balance, June 30, 2025 and March 31, 2025	4,000,000	0.55	1.35

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. Proceeds of $966,028 were allocated to the warrants and recorded in reserves.

A summary of the Company's outstanding and exercisable warrants as at June 30, 2025 is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

As at June 30, 2025 and March 31, 2025, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	2.12
Expired	(1,100,000)	-	-
Balance, June 30, 2025 and March 31, 2025	5,425,000	0.53	1.87

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at June 30, 2025, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
May 13, 2027	0.53	5,425,000	3,616,667
	0.53	5,425,000	3,616,667

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

16. SHARE CAPITAL (continued)

As at June 30, 2025 and March 31, 2025, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three months ended June 30, 2025, the Company recorded share-based compensation expense on vesting of stock options of $93,945 (2024 - $422,218).

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the year ended March 31, 2025:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

17. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Accounting and legal	28,589	150,002
Depreciation and amortization	445,616	379,522
License fees, taxes, and insurance	373,416	370,311
Office facilities and administrative	107,531	138,584
Operating lease costs	208,605	159,425
Other expenses	133,205	52,821
Professional fees and consulting	189,556	151,727
Salaries and wages	1,118,997	984,664
Sales, marketing, and promotion	61,165	39,760
Share-based compensation	93,945	422,218
Shareholder communications	2,001	7,481
Travel and entertainment expense	13,952	14,440
	2,776,578	2,870,955

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

18. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The Chief Operating Decision Maker ("CODM") is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary measures of segment performance. The CODM reviews key categories of operating expenses including general and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

A summary of the Company's segmented operational activity and balances from continuing operations for three months ended June 30, 2025 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	8,553,373	-	8,553,373
Gross profit	2,983,991	-	2,983,991
Operating expenses:
General and administration	(1,399,180)	(568,067)	(1,967,247)
Sales, marketing, and promotion	(61,165)	-	(61,165)
Operating lease cost	(208,605)	-	(208,605)
Depreciation and amortization	(422,587)	(23,029)	(445,616)
Share-based compensation	-	(93,945)	(93,945)
Interest expense and other income (loss)	1,791	(140,663)	(138,872)
Net income (loss) from continuing operations before income tax expense	894,245	(825,704)	68,541

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for three months ended June 30, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	6,596,009	-	6,596,009
Gross profit	2,030,699	-	2,030,699
Operating expenses:
General and administration	(1,225,930)	(644,100)	(1,870,030)
Sales, marketing, and promotion	(39,760)	-	(39,760)
Operating lease cost	(159,425)	-	(159,425)
Depreciation and amortization	(356,493)	(23,029)	(379,522)
Share-based compensation	-	(422,218)	(422,218)
Interest expense and others	(22,456)	(156,036)	(178,492)
Net income (loss) from continuing operations before income tax expense	226,635	(1,245,383)	(1,018,748)

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

18. SEGMENTED INFORMATION (continued)

Entity-wide disclosures

All revenue for the three months ended June 30, 2025 and 2024 was earned in the United States.

For the three months ended June 30, 2025 and 2024, no customer represented more than 10% of the Company's net revenue. As at June 30, 2025 and March 31, 2025, no customer represented more than 10% of the Company's receivables.

A summary of the Company's long-lived tangible assets disaggregation by geographic area is as follows:

	June 30, 2025	March 31, 2025
	$	$
Nevada	11,790,017	12,058,882
Discontinued operations	-	-
	11,790,017	12,058,882

19. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at June 30, 2025 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2026	562,258	593,391	1,155,649
2027	769,381	812,906	1,582,287
2028	792,462	837,293	1,629,755
2029	816,236	862,412	1,678,648
2030	840,723	888,285	1,729,008
Thereafter	5,781,487	2,579,884	8,361,371
	9,562,547	6,574,171	16,136,718

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

20. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and lease liabilities is as follows:

	June 30, 2025	March 31, 2025
	$	$
Lease liabilities due to a company controlled by the Chief Executive Officer ("CEO")	4,549,521	4,630,273
Due to the Chief Financial Officer ("CFO")	1,105	557
	4,550,626	4,630,830

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Consulting fees paid to a director	5,000	15,000
Amounts paid to CEO or companies controlled by CEO for leases	195,839	190,134
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154
Salary paid to directors and officers	123,739	105,617
Share-based compensation	59,744	249,050
	430,476	605,955

21. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Net loss from continuing operations after income taxes	(756,959)	(1,386,448)
Net loss from discontinued operations after income taxes	(1,861)	(25,724)
Net loss	(758,820)	(1,412,172)

Weighted average number of common shares outstanding	117,882,484	120,047,814
Dilutive effect of commitment to issue shares	793,093	793,093
Diluted weighted average number of common shares outstanding	118,675,577	120,840,907

Basic and diluted loss per share, continuing operations	(0.01)	(0.01)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.01)	(0.01)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the three months ended June 30, 2025 and 2024, the number of warrants excluded from the computation was nil and nil, respectively. For the three months ended June 30, 2025 and 2024, the number of stock options excluded from the computation was 3,616,667 and 2,908,333, respectively. In addition, for the three months ended June 30, 2025 and 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 15) as the market price of the common shares has not been high enough to trigger an earn out event.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

22. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to include the award of attorney fees and costs.

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876. By court order on September 8, 2024, the Company's motion was granted in full, awarding the Company $107,622 in attorney's fees, and $1,252 in costs. On October 8, 2024, the parties stipulated, and the Court granted, abatement of the matter until April 9, 2025. On October 30, 2024, the plaintiffs appealed the order, which is pending before the court. The Company's collection efforts are ongoing through garnishment procedures.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The current trial date is scheduled for three weeks in September 2025. It is too early to predict the resolution of the claims and counterclaims.

C21 INVESTMENTS INC. Notes to the Interim Condensed Consolidated Financial Statements For the three months ended June 30, 2025 and 2024 (Expressed in U.S. dollars, except as noted)

23. INCOME TAXES

A summary of the Company's income tax expense and effective tax rate for the three months ended June 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Net income (loss) from continuing operations before income taxes	68,541	(1,018,748)
Income tax expense	825,500	367,700
Effective tax rate	1204%	-36%

The Company is subject to income taxes in the United States and Canada. The Company has computed its provision for income taxes based on the actual effective tax rate for the quarter as management believes this is the best estimate for the annual effective tax rate. Significant judgment is required in evaluating the Company's uncertain tax position and determining the provision for income taxes.

24. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at June 30, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	29,319	29,319

Fair value measurements at March 31, 2025 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 15)	-	-	27,824	27,824

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs and therefore represents a Level 3 measurement.

25. SUBSEQUENT EVENT

During July 2025, the Company repurchased 39,500 common shares under its Normal Course Issuer Bid (NCIB) program through open market transactions. The shares were acquired at an average price of $0.15 (CAD $0.20) per share, for a total cost of $5,785 (CAD $7,900). The repurchased shares were subsequently cancelled. The NCIB program as authorised under Form 17A, allows the Company to repurchase up to 6,002,390 common shares, and as of July 31, 2025, 5,778,390 shares remain available for repurchase under the program.